Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

*CAESARSTONE LTD.*
*KIBBUTZ SDOT-YAM*
*MP MENASHE 3780400*
*ISRAEL*

**VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V80513-P39700 KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**CAESARSTONE LTD.**

**The Board of Directors recommends you vote FOR the following proposals:**

1. Approval of the re-election of each of Dr. Ariel Halperin, Maxim Ohana, Eran Cohen and Yuval Beeri, and the election of Yaron Arzi, as a director of the Company to hold office until the close of the next annual general meeting.

| Nominees: | For | Against | Abstain |
|---|---|---|---|
| 1a. Dr. Ariel Halperin | ☐ | ☐ | ☐ |
| 1b. Maxim Ohana | ☐ | ☐ | ☐ |
| 1c. Eran Cohen | ☐ | ☐ | ☐ |
| 1d. Yuval Beeri | ☐ | ☐ | ☐ |
| 1e. Yaron Arzi | ☐ | ☐ | ☐ |

2. Approval of the re-election of Ms. Lily Ayalon, and the election of Ms. Hanna Yanovsky, to serve as external directors of the Company, each for a three-year term commencing on December 1, 2026, and approval of their respective terms of compensation.

| Nominees: | For | Against | Abstain |
|---|---|---|---|
| 2a. Lily Ayalon | ☐ | ☐ | ☐ |
| 2b. Hanna Yanovsky | ☐ | ☐ | ☐ |

| | | | |
|---|---|---|---|
| 3. Approval of an amended and restated Compensation Policy for the Company's Executive Officers and Directors, effective as of the date of the annual general meeting for a period of three years. | ☐ | ☐ | ☐ |
| 4. Approval of an increase in the total number of ordinary shares reserved for issuance as incentive stock options under the Company's 2020 Share Incentive Plan. | ☐ | ☐ | ☐ |
| 5. Approval of the grant of equity-based compensation to Dr. Ariel Halperin, Yuval Beeri, Yaron Arzi, Lily Ayalon and Hanna Yanovsky, subject to each such director's election or re-election, as applicable, as a director at the Meeting and to the actual commencement of his or her term of office. | ☐ | ☐ | ☐ |
| 6. Approval of the grant of equity-based compensation to Eran Cohen and Maxim Ohana, who are currently affiliates of controlling shareholders of the Company, subject to each such director's election or re-election, as applicable, as a director at the Meeting. | ☐ | ☐ | ☐ |
| 7. Approval of the terms of employment of Mr. Eran Cohen in his role as the Company's ROW Sales Director, subject to his election as a director at the Meeting. | ☐ | ☐ | ☐ |
| 8. Approval of the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent auditors for the year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027 and to authorize the Company's board of directors (or, the audit committee, if authorized by the board of directors, subject to the ratification of the board of directors), upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company's independent auditors' remuneration for the past year. | ☐ | ☐ | ☐ |

**By signing and returning this proxy card, the undersigned confirms that the undersigned is NOT a controlling shareholder and does NOT have a personal interest in the approval of Proposals No. 2, 3, 5, 6 and 7, as applicable (an "Interested Shareholder"), as such terms are defined in the Company's Proxy Statement. If the undersigned is an Interested Shareholder, please notify the Company's General Counsel, Ron Mosberg, at AGM@caesarstone.com, as described in the Proxy Statement, in which case the undersigned's vote will be counted for or against the ordinary majority only, and not for or against the special tally under such Proposals.**

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on October 20, 2026, the record date fixed by the Board of Directors for such purpose. The notice date of October 21, 2026 and the record date of October 20, 2026 remain unchanged and in full force and effect notwithstanding the amendment of the meeting agenda.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CAESARSTONE LTD. NOVEMBER 25 , 2026 5:00 P.M. (Israel time) Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. An amended Notice and Proxy Statement, which amends and supersedes the notice and proxy statement furnished on October 21 , 2026 , has been furnished to the U.S. Securities and Exchange Commission under cover of Form 6 - K and is available on the Company ’ s website at www.caesarstone.com. ↓ Please detach along perforated line and mail in the envelope provided. ↓ CAESARSTONE LTD. 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS NOVEMBER 25 , 2026 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AMENDED PROXY CARD The undersigned, a shareholder of Caesarstone Ltd . (the “ Company ” ), an Israeli company, hereby appoints Mr . Nahum Trost, Mr . Ron Mosberg and Idan Gur, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Kibbutz Sdot - Yam, MP Menashe 3780400 , Israel, on November 25 , 2026 , at 5 : 00 p . m . Israel time ( 10 : 00 a . m . Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0 . 04 per share, of the Company (the “ Shares ” ) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matters set forth below this Proxy . Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “ FOR ” Proposals No . 1 , 4 , and 8 to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof . This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof . WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY ’ S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES . NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES . (Continued and to be signed on the reverse side)